

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720                                                                                  May 30, 2017

<u>Via E-mail</u>
R. Eugene Taylor
Chairman and Chief Executive Officer
Capital Bank Financial Corp
4725 Piedmont Row Drive, Suite 110
Charlotte, North Carolina 28210

>    **Re:    Capital Bank Financial Corp
>              Form 10-K for the Fiscal Year Ended December 31, 2016
>              Filed February 27, 2017
>              Form 10-Q for the Quarterly Period Ended March 31, 2017
>              Filed May 1, 2017
>              Form 8-K
>              File April 21, 2017
>              File No. 001-35655**

Dear Mr. Taylor:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2016</u>

<u>Item 6.  Selected Financial Data, page 52</u>

<u>Asset and Credit Quality Ratios – New and Acquired Loans, page 54</u>

1.    We note your presentation of nonperforming new loans to total new loans receivable, new loans allowance for loan losses (ALLL) to total gross new loans, nonperforming acquired loans to total acquired loans receivable and acquired loans (ALLL) to total gross acquired loans.  We note that elsewhere in the filing, you break out your loan portfolio by New Non-PCI loans, Acquired Non-PCI loans, and PCI loans, however, we were unable

to locate where you have provided the ALLL for each of these categories, or the levels of nonperforming loans for each of these categories. To the extent you wish to continue to present these measures, we believe the related components of the calculation should be provided in the filing. Additionally, please clarify how you determined the ALLL for new loans and the ALLL for acquired loans do not represent separate portfolio segments and thus the disclosures required by ASC 310-10-50-11B are not required.

Capital Resources and Liquidity, page 85

Tangible Common Equity, page 86

2.      We note that you define tangible common equity as total shareholders' equity less preferred stock and less goodwill and other intangible assets, net of taxes. Please enhance your reconciliation to separately quantify the impact of taxes in arriving at tangible common equity.

Tangible Book Value, page 86

3.      We note that you define tangible book value as stockholders' equity, less goodwill and core deposit intangibles, net of related deferred tax liabilities. Please enhance your reconciliation to separately quantify the impact of taxes in arriving at tangible book value. Additionally, please revise the title of the reconciling line item currently labeled "goodwill, intangible assets, net of taxes" to be more descriptive as to what is being excluded given that it doesn't include all of your other intangible assets.

Item 8: Financial Statements and Supplementary Data, page 93

Note 5: Loans, page 122

4.      We note your disclosure of the nonaccretable difference as of December 31, 2016, 2015, and 2014 on page 123. Please provide us with a rollforward of the balance for each period as it is unclear how some of the changes in activity have been reflected in the ending balance. For example, we note that as of December 31, 2014, the nonaccretable difference was $204.0 million, but as of December 31, 2015, the ending balance was $138.7 million which appears unusual given no additional acquisition activity during 2015, and a $91.9 million reclassification to the accretable yield during 2015.

Form 10-Q for the Quarter Ended March 31, 2017

Note 1: Basis of Presentation, page 8

Recent Accounting Pronouncements, page 8

5.    We note your disclosure that you adopted ASU 2016-09 during the fourth quarter of 2016, and that since the adoption was prospective, prior periods have not been adjusted.  Please tell us how you considered the transition guidance in ASU 2016-09 which states that if an entity early adopts the standard in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period.  Please provide us with your analysis of the effects of this standard assuming adoption as of January 1, 2016.

Note 13:  Fair Value, page 35

Quantitative Information About Nonrecurring Level 3 Fair Value Measurements, page 40

6.    We note your disclosure that other real estate owned and impaired loans were classified as Level 3 nonrecurring fair value measurements as of March 31, 2017 and December 31, 2016.  However, it is unclear to us why you have disclosed that the significant unobservable input is "none" as of both periods for each of the assets.  We also note that in your Form 10-K, you did provide disclosure of the significant unobservable inputs along with the weighted average amount for the unobservable input.  Please tell us the factors driving your conclusion that there are no significant unobservable inputs for these measurements as of March 31, 2017 and December 31, 2016, and why this assessment changed from the conclusion in your Form 10-K for the year ended December 31, 2016.

Form 8-K Filed April 21, 2017

Exhibit 99.2

7.    We note your disclosure of Total Loan Loss Reserves (LLR) + Marks / Total Loan Portfolio on page 13.  The addition of purchase accounting marks to the LLR to derive total valuation balances recorded against total portfolio loans represents a tailored accounting principle that is prohibited by Regulation G since the purchase accounting adjustments are recognized in interest income.  In addition, these non-GAAP metrics imply that the purchase accounting adjustments are available to the entire loan population that includes non-acquired and acquired loans when the adjustments are only available for the acquired loans.  Please remove these non-GAAP measures from future filings.

8.    We note your disclosure on page 13 of Credit Metrics and Credit Ratios, including Reserves/Loans, Reserves/Net Charge-offs (NCOs) and Reserves/Nonaccruals.  Please tell us and revise future filings to disclose how these metrics are calculated given that they do not appear to be based on your total loan portfolio.  Additionally, to the extent the components of the calculation of the credit ratios are not presented elsewhere in the Form 8-K, please also revise to disclose the related components of the ratios.

9.    We note your presentation of contractual net interest margin on page 20, where you have excluded the effects of purchase accounting from the reported net interest margin.  We believe that the exclusion of the purchase accounting impact to derive this measure is not

appropriate as it appears to represent a tailored accounting principle since it only excludes the effects of purchase accounting, rather than adjustments that may try to reflect true organic growth.  Therefore, in future filings, to the extent material, please confirm you will no longer present these types of non-GAAP adjustments.


We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or me at 202-551-3512 if you have questions regarding comments on the financial statements and related matters.


Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical and Policy Advisor
Office of Financial Services